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SEC FILE NUMBER
67782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monitor Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7322 Claire Avenue
(No. and Street)

Reseda	CA	91335
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sakae Takushima	917-450-6773	stakushima@monitorcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Summit LLC
(Name – if individual, state last, first, and middle name)

999 18th Street Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

	5251
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sakae Takushima _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monitor Capital Corporation _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Notary
Acknowledgment Certificate

_____
Notary Public

Signature: _____ 2/26/2025

Title:
Managing Member   Sakae Takushima

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

On 02.26.2025 (Date) before me, GHAZI JAMSHED, NOTARY PUBLIC (Here Insert Name and Title of the Officer)

personally appeared SAKAE TAKUSHIMA (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

GHAZI JAMSHED
Notary Public - California
Los Angeles County
Commission # 2376260
My Comm. Expires Oct 22, 2025

Place Notary Seal and/or Stamp Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 02.26.2025 Number of Pages: ONE

Signer(s) Other Than Named Above: NO OTHER SIGNER

Capacity(ies) Claimed by Signer(s)

Signer's Name: SAKAE TAKUSHIMA
☒ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: MANAGING MEMBER

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

MONITOR CAPITAL CORPORATION

Financial Statements
For the Year Ending December 31, 2024
In accordance with Rule 17A-5(d)



Summit LLC
Certified Public Accountants

MONITOR CAPITAL CORPORATION

2

TABLE OF CONTENTS



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Monitor Capital Corporation (formerly Monitor Capital LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monitor Capital Corporation as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Monitor Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monitor Capital Corporation's management. Our responsibility is to express an opinion on Monitor Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monitor Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Monitor Capital Corporation's auditor since 2010.

Summit llc

Denver, Colorado
February 24, 2025

MONITOR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	84,064
Fee income receivables		57,894
Other assets		6,450
Total Assets	**$**	**148,408**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	25,243
Deferred revenue		14,561
Total liabilities		39,804
COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 6)		
MEMBERS' EQUITY (Note 3):		
Members' interests		429,000
Accumulated deficit		(320,396)
Total members' equity		108,604
Total Liabilities and Members' Equity	**$**	**148,408**

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE17a-5(e)3

The Accompanying Notes are an integral part of these Financial Statements.

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Monitor Capital Corporation (the "Company") was incorporated as Monitor Capital LLC a limited liability company in the state of Connecticut on July 31, 2007. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for institutional investors for third party fund managers. On April 10, 2008, the Company acquired the assets and liabilities, including certain agreements and leases, from Monitor Capital, Inc. The Company commenced operations in April of 2008 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as broker-dealer on April 1, 2008.   On March 3, 2024, Monitor Capital LLC converted from a Connecticut LLC to a California Stock Corporation, changing its name to Monitor Capital Corporation. The Company moved its permanent main office to California and closed its office in New York.

Revenue Recognition

The Company is engaged in a single line of business as a securities broker-dealer, focusing entirely on placement agent services. The company receives fees from 1) Quarterly retainer payments for consulting, marketing and sourcing funds for private investment funds and 2) a portion of the management and performance fee for any funds subsequently sourced and subscribed to a private investment fund. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments. Any retainers received are recorded on an accrual-basis as of the first day of the agreement to deferred revenue and amortized over the life of the agreement as consulting income.

The Company has identified its President, Sakae Takushima, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Net Capital Report), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 71% and 29% of its total revenues from two external customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - **BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2024.

NOTE 2 - **MEMBERS' EQUITY**

There were no equity contributions or distributions for the year ending December 31, 2024.

NOTE 3 - **PRIVATE PLACEMENT ARRANGEMENTS**

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed, third party basis. The agreements with the general partners and managing members of the Funds vary by agreement ranging from payouts between 5% and 20% of the fees charged to the investors from the Funds.

NOTE 4 - **EXEMPTION, NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and net capital requirements of $44,260 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .90 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - **EXEMPTION, NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS CONT.**

The Company, under rule 15c3-3, is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.